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management's discussion and analysis of financial condition and results of operations

February 24, 2004
(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

Forward-looking statements

On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream" or "Successor").

This management's discussion and analysis of financial condition and results of operations ("MD&A") explains Allstream's financial condition for the period from April 1, 2003 to December 31, 2003 ("nine months ended December 31, 2003"). Where appropriate, the analysis will include results of operations for the nine months ended December 31, 2003 together with the Predecessor's three months ended March 31, 2003 ("twelve months ended December 31, 2003") compared with the twelve months ended December 31, 2002 of the Predecessor. The Predecessor's unaudited consolidated financial statements for the three months ended March 31, 2003 can be found on the Company's website at www.allstream.com, on SEDAR at www.sedar.com and on the SEC Filings & Forms (EDGAR) at www.sec.gov/edgar.shtml. This discussion is intended to help shareholders and other readers understand the Company's business and certain key factors underlying its financial results. The consolidated financial information and other operating performance information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, the MD&A of the Company compared to the Predecessor's should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing a directly comparable analysis of financial performance. Certain statements in this MD&A and consolidated financial statements constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors including those described under the "Risks and Uncertainties" section, which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Overview

Allstream is a leading communications solutions provider committed to being an innovative, agile and collaborative partner with its customers. Supported by a world-class portfolio of Connectivity, Infrastructure Management, and IT Services, Allstream listens to and collaborates with customers to deliver business solutions that meet their unique needs and to help them compete more effectively. Spanning more than 18,800 kilometres, Allstream's broadband fibre-optic network has the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Additional information about Allstream, including Allstream's Annual Information Form, can be found on the Company's website at www.allstream.com, on SEDAR at www.sedar.com and on the SEC Filings & Forms (EDGAR) at www.sec.gov/edgar.shtml.

During the twelve months ended December 31, 2003, the Predecessor and the Successor entities underwent significant change. On April 1, 2003, the Predecessor implemented the Plan and the Successor emerged from protection under CCAA with its Class A Voting Shares and Class B Limited Voting Shares trading on both the Toronto Stock Exchange (the "TSX") and the NASDAQ National Market System ("NASDAQ"). The absence of long-term public debt, as a result of the Company's new capital structure, has contributed to the generation of positive results. The Company launched its new brand name "Allstream" on June 18, 2003 almost three months ahead of the required date. In addition, on December 9, 2003, the Company declared a special cash dividend of $3.50 per share, or a total of approximately $69.4 million.

Allstream Inc. 2003 Annual Report        9

Core business strategy

Upon emergence from CCAA protection on April 1, 2003, the Company focused on those key priorities that were considered necessary to its core business strategy of building and growing the value of the Company in an environment where competition is constantly evolving. This business strategy included:

•
Working with large and medium sized customers including blue chip private and public sector customers;

•
Providing excellent customer service by being responsive and agile in meeting customer needs;

•
Delivering customized business solutions that are supported primarily by data and Internet products and services that are in high demand; and

•
Working with AT&T Corp., as both a customer and a supplier, when it is in the Company's customers' best interests to do so, while at the same time expanding the Company's global reach by partnering with new international suppliers.

To deliver against this business strategy, the Company's priorities in 2003 were to restructure its balance sheet, re-establish itself with a new name and brand, and develop new commercial arrangements with AT&T Corp. In addition, the Company focused on higher margin products and services, reacted where considered appropriate to meet pricing pressures, optimized its service delivery and enhanced its distribution channels. The Company's key priorities during 2004 will also focus on continued development of new products and services, and optimizing its cost infrastructure through regulatory cost reductions and operating efficiencies. The following is an overview of the events that have supported the Company's progress towards achievement of its strategy.

Consolidated plan of arrangement and reorganization

On April 1, 2003, the Predecessor implemented the Plan and the Company emerged from protection under CCAA with its Class A Voting Shares and Class B Limited Voting Shares trading on both the TSX and the NASDAQ. As a result, the Company's balance sheet and equity were restructured, certain liabilities were compromised, and the corporate structure was simplified. The primary impacts of the Plan on the results of 2003 were an improvement in net income through decreased foreign exchange and lower interest expense as a result of no U.S. denominated public debt and foreign exchange derivative instruments, and decreased depreciation expense as a result of the lower carrying cost for property, plant and equipment.

Commercial agreements with AT&T Corp

Revised commercial agreements were signed with AT&T Corp. on January 17, 2003, providing a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintaining network ties between the two companies for the benefit of customers. The agreements contemplate that the Company and AT&T Corp. will continue working together on a non-exclusive basis, and provide the Company with the ability to forge additional supplier relationships. The agreements recognize AT&T Corp.'s ability to compete directly with Allstream in serving AT&T Corp.'s Canadian customers. On July 22, 2003, the Company signed a master services agreement with AT&T Corp. for the continued use of certain AT&T Corp. technology and capabilities. Absent agreements to the contrary with AT&T Corp., the Company will be required to stop using certain of AT&T Corp. technology and capabilities by December 31, 2005. The Company is in the process of creating and/or obtaining alternative products or services to replace the products and services based on the AT&T Corp. technology and capabilities. Once these alternative products and services are in place, a program will be created to migrate the Company's customers to the new products and services. The cooperation of certain customers will be required in order to complete a transition to the new products and services. Development of the Company's own technology and capabilities, as well as operating initiatives to implement those requirements, will be funded through the Company's cash flow from operations. The Company is currently negotiating with AT&T Corp. to extend the continued use of certain AT&T Corp. technology and capabilities for several years. It is anticipated that these discussions will be concluded by May 15, 2004, subject to a further extension. While the Company is confident that it will meet the requirements of the AT&T Corp. agreements, no assurances can be given that it can effect a seamless migration of existing customers to the new products and services.

10        Allstream Inc. 2003 Annual Report

The Allstream brand

The Company launched its new brand, "Allstream," on June 18, 2003 in conjunction with an advertising campaign to promote the new brand. The Company spent $15.5 million on rebranding activities, including marketing and media costs for on-air advertising campaigns, changes to signage and changes to internal and customer facing systems, for the nine months ended December 31, 2003. Independent research and feedback from customers indicates that progress has already been made with regard to the brand attributes of being innovative, agile and collaborative partners. These results support the Company's conviction that it has the infrastructure and service capabilities to further deepen its competitive position in the Canadian marketplace.

Regulatory environment

During 2003, Allstream continued to pursue regulatory changes required to create a balanced regulatory framework through the Canadian Radio-television and Telecommunications Commission ("CRTC"). The Company's regulatory initiatives focused on reducing existing costs to access the public network and on increasing the Company's network reach by gaining tariffed access to 'next generation' network facilities and to services increasingly being utilized by the incumbent local exchange carriers ("ILECs").

While dismissing the Company's appeal to Cabinet of the 2002 price cap decision, which dealt with, among other things, the costs incurred by competitive providers to utilize the ILECs network facilities and services in order to service customers, the Government of Canada indicated that the CRTC should continue its 'pro-competitive momentum' by addressing in a timely way, the barriers to competitor access to the ILEC networks. During 2003, the CRTC broadened interim competitor access to competitor digital network access service ("CDNA") resulting in further cost savings in service costs. In addition, the CRTC continued to express, in several proceedings, its intention to address anti-competitive ILEC behaviour in the marketplace.

With respect to foreign ownership and control restrictions, Parliament's Industry Committee reported back to the Government of Canada and recommended removal of existing restrictions. The Government of Canada responded by agreeing with the appropriateness of that recommendation and committed itself to developing options for implementation that reconcile with recommendations of the Heritage Committee concerning the broadcasting industry, by the spring of 2004.

New products

The Company launched a significant number of new and innovative products during 2003 including:

•
Enhanced Business Internet Protocol ("IP") Service enabling customers to converge diverse applications onto a single IP network using Dynamic Class of Service capabilities to prioritize traffic;

•
High Availability Internet Access with guaranteed 99.995% Internet uptime;

•
Transparent LAN Ethernet Services;

•
International Data Services with seamless connections to over 50 countries;

•
Global Internet Access enabling mobile workers to connect to their enterprise network from more than 35,000 wired and nearly 2,000 WiFi access points; and

•
Managed Intrusion Security providing a comprehensive managed security service and further enhancing the Company's world-class security portfolio.

These enhancements were implemented in the latter half of 2003. During 2004, the Company will expand its business IP service offerings through its existing national IP infrastructure, and expand its participation in the wholesale market through offering new and different technologies in support of wholesale customers. These enhancements are being funded from the Company's cash flow from operations.

Allstream Inc. 2003 Annual Report        11

Fixed wireless venture

On November 18, 2003, the Company announced a venture with Microcell Telecommunications Inc., and NR Communications, LLC to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology (see "Risks and uncertainties" reference (i)). In addition to providing a mobile broadband alternative to the ILECs wireline service, the Company believes that as this technology matures, it will provide the Company with a cost-effective way of accessing the Company's customers and a platform over which the Company can add services without relying as much on ILECs facilities. Investments in this venture will occur in phases. The initial phase commits the Company to a $5 million investment, of which, $0.1 million has been spent in 2003; and potential additional investments of up to $40 million in cash and services in a later phase depending upon the outcome of the initial phase.

Ratification of collective agreements

In December 2003, the Company announced the ratification of its collective agreements by both the National Automobile Aerospace, Transportation and General Workers Union of Canada — Local 2000 and the United Steelworkers of America. Both agreements are for a term of three years, expiring on December 31, 2006 and will raise wages for the Company's bargaining unit members by 2.5 per cent starting January 1, 2004, followed by an increase of 2.5 per cent on January 1, 2005 and 2.75 per cent on January 1, 2006. In addition to wage increases, the agreements will also improve employee benefits, pension, vacation entitlement and health and safety provisions. Bargaining unit members will also participate in the Company's variable pay program with a component linked to individual performance. The ratification of these agreements has greatly reduced the risk of a work stoppage and will generate confidence among customers that the Company is committed to minimizing service disruption.

Engaged leadership and accountability

Throughout the year, employees receive regular communications about Company strategies and key initiatives which are linked to individual performance objectives. As a result of aligning employee performance to the Company's strategies and key initiatives, which include improved customer satisfaction, the Company exceeded 2003 customer satisfaction objectives.

Sale of Contour Telecom Inc. and Argos Telecom Inc.

On July 2, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc. ("Contour Telecom"), to YAK Communications (Canada) Inc. for approximately $8.0 million in cash. There was a gain on disposal of $0.4 million.

12        Allstream Inc. 2003 Annual Report

Results of operations

The following table summarizes key financial results for the nine months ended December 31, 2003 and those of the Predecessor entity, AT&T Canada Inc., for each of the years ended December 31, 2002 and December 31, 2001.

Selected financial information

(in thousands of dollars, except per share amounts)	Nine months ended December 31, 2003	* * *	Year ended December 31, 2002	Year ended December 31, 2001
	(Successor)	*	(Predecessor)	(Predecessor)
Revenue:
Data	$307,445	*	$457,962	$485,031
Local	162,906	*	235,095	209,207
Internet and IT Services	127,935	*	195,600	171,852
Other	10,289	*	26,693	20,843

	$608,575	*	$915,350	$886,933
Long Distance	339,221	*	572,795	657,788

Total Revenue	$947,796	*	$1,488,145	$1,544,721

Service Costs	$529,157	*	$931,949	$1,005,790
Gross Margin	$418,639	*	$556,196	$538,931
Gross Margin %	44.2%	*	37.4%	34.9%
Selling, General and Administrative Costs ("SG&A")	$230,875	*	$333,004	$385,966
Depreciation and amortization	$77,493	*	$273,142	$465,600
Income (loss) from operations	$110,271	*	$(1,340,215)	$(334,536)
Foreign exchange loss	$—	*	$(41,126)	$(10,097)
Interest expense	$(3,656)	*	$(431,625)	$(401,114)
Income Taxes	$(48,188)	*	$(6,741)	$(7,965)
Net Income (Loss)	$65,562	*	$(1,831,659)	$(745,375)
Basic earnings (loss) per Share	$3.31	*	$(17.95)	$(7.57)
Diluted earnings (loss) per Share	$3.29	*	$(17.95)	$(7.57)
Total Assets	$1,064,342	*	$1,687,700	$4,763,625
Total Liabilities subject to compromise	$—	*	$4,719,591 *	$—
Total Long-term Liabilities	$162,375	*	$170,765 *	$4,747,293
Total Capital Expenditures	$60,911	*	$143,865	$419,173

*
Under the CCAA proceedings and the Plan, all of the Company's liabilities to creditors under the Senior Notes, including accrued interest thereon, were segregated and classified as liabilities subject to compromise upon implementation of the Plan.

Allstream Inc. 2003 Annual Report        13

Twelve months ended December 31, 2003 compared to twelve months ended December 31, 2002 of the Predecessor

The following table summarizes selected results of operations for the nine months ended December 31, 2003 together with the three months ended March 31, 2003 compared with the twelve months ended December 31, 2002 to help shareholders and other readers understand the Company's business and key factors underlying its financial results.

Selected financial information

(In thousands of dollars, except per share amounts)	Nine months ended December 31, 2003	Three months ended March 31, 2003	* * * *	Twelve months ended December 31, 2003	* * * *	Twelve months ended December 31, 2002
	(Successor)	(Predecessor)	*	(Successor and Predecessor)	*	(Predecessor)
Revenue:
Data	$307,445	$112,256	*	$419,701	*	$457,962
Local	162,906	56,912	*	219,818	*	235,095
Internet and IT Services	127,935	46,179	*	174,114	*	195,600
Other	10,289	4,111	*	14,400	*	26,693

	$608,575	$219,458	*	$828,033	*	$915,350
Long Distance	339,221	133,867	*	473,088	*	572,795

Total Revenue	$947,796	$353,325	*	$1,301,121	*	$1,488,145

Service Costs	$529,157	$216,061	*	$745,218	*	$931,949
Gross Margin	$418,639	$137,264	*	$555,903	*	$556,196
Gross Margin %	44.2%	38.8%	*	42.7%	*	37.4%
Selling, General and Administrative Costs ("SG&A")	$230,875	$70,970	*	$301,845	*	$333,004

Income (Loss) from operations	$110,271	$36,491	*	$146,762	*	$(1,340,215)
Add:
Depreciation and amortization	77,493	41,625	*	119,118	*	273,142
Workforce reduction costs and provision for restructuring	—	(11,822)	*	(11,822)	*	87,069
Write-down of long-lived assets	—	—	*	—	*	1,203,196

EBITDA*	$187,764	$66,294	*	$254,058	*	$223,192

Net Cash generated by (used in) operating activities	$224,941	$21,346	*	$246,287	*	$(147,759)
Add/(Subtract):
Changes in non-cash working capital	(23,131)	(32,139)	*	(55,270)	*	24,308
Addition to property, plant and equipment	(60,911)	(33,227)	*	(94,138)	*	(143,865)

Free cash flow**	$140,899	$(44,020)	*	$96,879	*	$(267,316)

*
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the workforce reduction costs and provision for restructuring and the write-down of long-lived assets as these items are not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors and management to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

**
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors and management to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

14        Allstream Inc. 2003 Annual Report

For the twelve months ended December 31, 2003, the sum of the nine months ended December 31, 2003 of the Successor and the three months ended March 31, 2003 of the Predecessor were used for informational purposes only. Accordingly, the discussion of financial condition and results of operations should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing a directly comparable analysis of financial performance.

EBITDA

EBITDA increased by $30,866 in the twelve months ended December 31, 2003 from $223,192 in the twelve months ended December 31, 2002. This improvement was the result of changes in revenue, service costs and selling, general and administrative expenses, as described below.

Revenue

Revenue from data, local, Internet and IT Services, and other services increased to 64% of total revenue for the twelve months ended December 31, 2003, from 62% in the twelve months ended December 31, 2002. The proportion of revenue from long distance services declined to 36% in the twelve months ended December 31, 2003, from 38% in the comparable period in the prior year. This change in mix between long distance products and data and Internet products resulted from expanded use of other technologies including email services, wireless and cellular services by customers. Total revenue declined by $187,024 or 12.6% compared to the twelve months ended December 31, 2002. Part of the decline in revenue was the result of the sale of Contour Telecom. During 2003, Contour Telecom contributed revenue totalling $23.0 million. The year over year decline in revenue attributed to the sale of Contour Telecom was $30.9 million. This was comprised of the following: lower long distance ("LD") revenue of $10,778, lower data revenue of $9,215, lower revenues from other sources of $5,702 and lower revenues from local of $5,200.

Data revenue decreased by $38,261 or 8.4% to $419,701 in the twelve months ended December 31, 2003 from $457,962 in the twelve months ended December 31, 2002. The decline in data revenue was the result of pricing pressures and industry-wide weakness in enterprise demand for certain legacy products, including private line, data access services and frame relay services, combined with the loss of revenue from the sale of Contour Telecom. Technology substitution is causing erosion of revenue as customers are benefiting from the Company's new technologies and related services, such as its digital subscriber line ("DSL") services which provide access at lower costs to customers. In addition, the Company's wholesale service prices were lowered to match market reductions and as a result of the regulatory price cap decision.

Local revenue decreased by $15,277 or 6.5% to $219,818 in the twelve months ended December 31, 2003 from $235,095 in the twelve months ended December 31, 2002. This decline in local revenues is the result of fewer access lines in service attributable to the Company's focus on profitable line growth and the loss of revenue from the sale of Contour Telecom. The Company's strategy targets potential business customers that require local lines to be carried on the Company's network and in excess of certain threshold volumes. Local access lines in service declined to 486,192 from 537,940 at December 31, 2002 of which 15,626 local access lines were removed as a result of the sale of Contour Telecom.

Internet and IT Services revenue declined by $21,486 or 11.0% to $174,114 in the twelve months ended December 31, 2003 from $195,600 in the twelve months ended December 31, 2002. The decline in Internet revenue is due to lower demand for dial-up Internet access as a result of technology substitution and new access arrangements. The decline in IT Services was attributable to lower demand for IT Services.

Other revenue decreased by $12,293 or 46.1% to $14,400 in the twelve months ended December 31, 2003, from $26,693 in the twelve months ended December 31, 2002. The decline was primarily attributable to lower sales of telecommunications equipment.

LD revenue decreased by $99,707 or 17.4% to $473,088 in the twelve months ended December 31, 2003 from $572,795 in the twelve months ended December 31, 2002. The decline was due to lower prices per minute, lower volumes and the sale of Contour Telecom. The Company was cautious in reacting to price pressures in the LD market as price elasticity is no longer a major factor and customers are migrating to alternative technologies such as email, wireless and cellular. Prices dropped by 7.8% and minutes decreased by 9.6%, primarily due to the effects of continued price competition. This is a trend the Company anticipates will continue in 2004.

Allstream Inc. 2003 Annual Report        15

Service costs, selling, general and administrative expenses and gross margin

The Company's principal operating expenses consist of Service Costs, Selling, General and Administrative expenses ("SG&A") and depreciation and amortization. Service Costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs, right-of-way fees, municipal access fees, hub site lease expenses, personnel costs and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the personnel costs of sales and marketing employees, promotional and advertising expenses and corporate administrative expenses.

During 2003, both Service Costs and SG&A expenses were impacted by staff reductions. The number of full-time employees was reduced to 3,621 at December 31, 2003 from 4,039 at December 31, 2002.

Service Costs decreased by $186,731 or 20.0% to $745,218 in the twelve months ended December 31, 2003, from $931,949 in the twelve months ended December 31, 2002. Certain reductions have contributed to improving the Company's overall cost base and its gross margin percentage. These reductions were primarily due to lower costs to deliver cross border and international services primarily for LD customers, cost reductions from regulatory decisions and lower personnel and related costs from workforce reductions. Service Costs were further reduced as a result of lower revenue volumes as noted above and the impact of the sale of Contour Telecom.

Gross margin as a percentage of revenue increased to 42.7% in the twelve months ended December 31, 2003 from 37.4% reported in the twelve months ended December 31, 2002.

SG&A expenses decreased by $31,159 or 9.4% to $301,845 in the twelve months ended December 31, 2003, from $333,004 in the twelve months ended December 31, 2002. The decrease was attributable to lower salaries and wages as the Company achieved further operating efficiencies through staff reductions and from reduced bad debt expenses. The decreases were partially offset by employee termination costs and costs related to rebranding and new product developments.

Nine months ended December 31, 2003

On April 1, 2003, upon emergence from CCAA protection and the application of comprehensive revaluation of assets and liabilities under fresh start accounting, the Company's public debt and certain other liabilities were exchanged for cash and equity, and its net assets were revalued to their fair value as described in note 1 to the accompanying consolidated financial statements. The primary impacts of the Plan on the results of 2003 were the decreases in foreign exchange and interest expense because of the elimination of the Predecessor's U.S. dollar denominated debt and foreign exchange derivative instruments, and decreased depreciation expense as a result of the lower carrying value of property, plant and equipment.

Provision for income taxes

For the nine months ended December 31, 2003, the Company's provision for income taxes is $48,188. This primarily represents income tax expense calculated at the Company's effective tax rate on its income for the period. Of the total provision for income taxes recorded for the period, $46,715 does not give rise to a cash income tax liability as the Company utilized the Predecessor's tax losses to reduce taxable income of the Company. As described in note 15 to the consolidated financial statements for the nine months ended December 31, 2003, the tax benefit arising on the utilization of the Predecessor's tax assets is recorded as contributed surplus and not as a reduction of the provision for income taxes in the Company's statement of operations. The provision for the nine months ended December 31, 2003 includes $1,386 of Federal Large Corporations Tax ("LCT"). LCT is calculated by reference to the equity, liabilities and assets of the Company.

16        Allstream Inc. 2003 Annual Report

The Company's non-capital loss balance as at December 31, 2003 is $3.073 billion. During the nine months ended December 31, 2003, the Company utilized approximately $140 million of its non-capital losses to reduce taxable income. On implementation of the Plan, an acquisition of control ("AOC") occurred for tax purposes. As a result of the AOC, the Predecessor was required to write-down the tax carrying value of their assets to fair value. The write-down added approximately $1.78 billion to the consolidated tax loss pool. This write-down resulted in a reclassification of property, plant and equipment tax assets that were available prior to April 1, 2003 to the consolidated tax loss pool as at April 1, 2003. The implementation of the Plan and certain related transactions also resulted in a forgiveness of indebtedness that reduced the consolidated tax loss pool by approximately $769 million.

The tax losses available to the Company are described in note 15 to the consolidated financial statements. A substantial portion of these losses expire in 2009, to the extent not used.

Liquidity and capital resources

Liquidity

After payment of the $233 million to holders of the senior notes and other affected creditors of the Predecessor pursuant to the Plan, the Company emerged from CCAA on April 1, 2003 with no public debt and cash on hand of $176.6 million.

At December 31, 2003, the Company had cash on hand of $345.7 million. For the nine months ended December 31, 2003, the Company generated cash from operations of $224.9 million, primarily attributable to operating profitability and from improved working capital from a return to normal credit terms with the Company's trade creditors since emerging from CCAA. With the elimination of its U.S. dollar denominated public debt, the Company no longer requires financial derivatives to hedge foreign currency exposures, and consequently the Company is exposed primarily to foreign exchange gains or losses on its working capital, primarily for its international carrier payables denominated in U.S. dollars and receivables denominated in U.S. dollars. Furthermore, the Company has no off-balance sheet financing arrangements other than its supply contracts and operating lease commitments which are described in the contractual obligations table below.

Free cash flow

For the nine months ended December 31, 2003, the Company had Free Cash Flow of $140.9 million, which has improved from negative $267.3 million for the twelve months ended December 31, 2002 of the Predecessor. This improvement reflects increased cash flow generated from operations, and the elimination of interest expense on the Predecessor's public debt.

Cash expenditures on property, plant and equipment during the nine months ended December 31, 2003 totalled $60.9 million, representing 6.4% of revenues.

On December 9, 2003, the Company's Board of Directors declared a special dividend of $3.50 Canadian per share on the issued and outstanding Class A Voting Shares and Class B Limited Voting Shares. The special dividend was paid on January 6, 2004 to holders of record at the close of business on December 19, 2003 in the amount of $69.4 million.

The Company believes its current liquidity position and its positive free cash flow provide it with the financial flexibility to meet current operating requirements and to respond to opportunities as they arise. The Company plans to generate sufficient cash from operations to pay for capital expenditures (expected to approximate 10% of revenue in 2004), contractual obligations and other commitments described below.

Allstream Inc. 2003 Annual Report        17

Cash requirements

Contractual obligations

The table below provides a summary of the Company's contractual obligations as at December 31, 2003 and the payments required for the full years ended thereafter.

(In millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations	$30.1	$6.0	$3.7	$3.7	$16.7
Capital Purchase Commitments	10.5	8.0	2.3	0.2	—
Supply Contract and Operating Leases	658.3	145.8	167.6	112.0	232.9
Pension Obligation	113.6	31.5	62.2	19.9	—
Other Long Term Obligations	22.4	1.0	12.3	5.1	4.0

Total Contractual Obligations	$834.9	$192.3	$248.1	$140.9	$253.6

The interest to be paid in connection with the capital lease obligations amounts to approximately $9.3 million.

Capital purchase commitments represent obligations under computer hardware supply contracts.

Supply contracts consist primarily of contractual obligations under network and software maintenance agreements and operating leases consist primarily of property leases and obligations under right of way agreements.

At December 31, 2003, the pension obligation represented an unfunded deficit in the Company's defined benefit pension plans of $101.9 million, as determined by an independent actuary on January 1, 2004, plus $11.7 million of estimated interest to be paid on the deficit. This deficit is being funded over the remaining 4-year period in accordance with Canadian federal legislation governing such matters. In 2004, it is estimated that the Company will pay $31.5 million for this pension obligation.

Other long-term obligations included in the table above reflect payments related to the cost of exiting certain office and equipment leases, cash outlays to be made under the management incentive plan and director compensation plan and certain other obligations under a long-term revenue contract.

Other cash requirements

In the fourth quarter, the Company entered into a venture to build a Multipoint Communications System ("MCS") network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology (see "Risks and uncertainties" reference (i)). The Company will own one-third of the new venture, which operates as an independent entity. Investments in this new venture will occur in phases, and the Company has committed cash resources in the initial phase. During the initial phase, which will allow the parties to validate technological and commercial acceptance and to develop the detailed business plan, the Company will contribute $5 million in cash or services. In a later phase, planned for mid-2004, if the Venture partners decide to proceed with full-scale deployment, the Company may be required to contribute up to $10 million in cash and $30 million in services.

The Company has cash segregated as collateral against outstanding letters of credit of the same amount. The cash remains restricted until the letters of credit are cancelled or expired. As of December 31, 2003 the Company had outstanding letters of credit of $1.6 million. Restricted cash also includes an amount held in trust for $14 million for further protection for the directors and officers of the Predecessor with respect to their potential personal liability for certain statutory liabilities. The restrictions will terminate upon the earlier of (i) December 31, 2008 and (ii) three years from the date of the last claim being conclusively resolved.

18        Allstream Inc. 2003 Annual Report

Outlook

The Company expects to achieve quarterly revenue growth in the second half of 2004, facilitated primarily by new products launched in 2003 and those that will be launched in 2004. From a margin and expense standpoint, while the costs of the Company's brand transition are essentially complete, the Company's product development and new service launch costs will increase in 2004 in support of new revenue generating initiatives. In addition, in the first quarter of 2004, the Company will begin to measure and expense all equity instruments awarded to employees, including stock options issued to employees, as required by the standard set by the Canadian Institute of Chartered Accountants ("CICA"). As a result of the above, EBITDA for 2004 is expected to be relatively stable compared to 2003, and the Company expects to continue to generate strong free cash flow. In addition, the Company expects capital expenditures will be approximately 10% of revenue in 2004.

Risks and uncertainties

(a)
Change in AT&T Corp. relationship

  During the remaining term of its commercial agreements with AT&T Corp. (which expire on December 31, 2005, which date may be amended) and its wholly owned subsidiary, AT&T Enterprises Canada Company, the Company will make use of certain AT&T Corp. technologies and capabilities on a transitional basis.

  The Company signed a master services agreement with AT&T Corp. on July 22, 2003 to allow for the continued use of AT&T Corp. technology and capabilities. The Company and AT&T Corp. have agreed on a framework and a detailed transition plan to deal with ongoing cooperation and a process to transition network support provided by AT&T Corp. for the Company's toll-free, calling card and customer care platforms by no later than December 31, 2005. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions; or accelerated in the event of an acquisition of 20% or more of the Company's equity by a strategic competitor or in certain other circumstances. Absent an agreement to the contrary with AT&T Corp., the Company will be required to stop using AT&T Corp. technology and capabilities by December 31, 2005. The Company is in the process of creating and/or obtaining alternative products or services to replace the AT&T Corp. products and services based on the AT&T Corp. technology and capabilities. Once these alternative products and services are in place, a program will be created to migrate the Company's customers to the new products and services. The cooperation of certain customers will be required in order to complete a seamless transition. The Company is currently negotiating with AT&T Corp. to extend the continued use of certain AT&T Corp. technology and capabilities for several years. It is anticipated that these discussions will be concluded by May 15, 2004, subject to a further extension. While the Company is confident that it will meet the requirements of the AT&T Corp. agreements, no assurances can be given that it can effect a seamless migration of existing customers to the new products and services.

  AT&T Corp. has the ability to serve Canadian customers directly, including competing with the Company. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T Corp. as a result of the new commercial arrangements.

(b)
Brand transition

  The Company launched its new brand name, "Allstream," on June 18, 2003. The Company has implemented its brand implementation plan in accordance with the commercial agreements with AT&T Corp. and as required by those agreements has ceased, except with the consent of AT&T Corp., all use of the AT&T Canada brand as of December 31, 2003, with the exception of the use of the AT&T Canada brand for its calling card and Internet domain names, which must end no later than June 30, 2004.

Allstream Inc. 2003 Annual Report        19

(c)
Competition

  The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, competitive local exchange carriers, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely affected by continuing consolidation and expansion amongst its competitors.

  In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.

(d)
Market and economic conditions

  The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity in Canada and the United States has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of the Company.

(e)
Governmental regulation and potential for change in regulatory environment

  The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act (Canada) (the "Telecommunications Act") and, to a lesser extent, the Radiocommunication Act (Canada) (the "Radiocommunication Act"), pursuant to the provisions of Industry Canada. Since the enactment of the Telecommunications Act, the Government of Canada has indicated that the CRTC should continue its 'pro-competitive momentum' by addressing in a timely way, barriers to competitor access to the ILEC networks.

  There can be no assurance that regulatory rulings of the CRTC within that policy framework will not have material adverse effects on competition, whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

(f)
Restrictions on foreign ownership and control

  Pursuant to federal legislation, a "Canadian carrier" must be Canadian owned and controlled. The eligibility of Allstream Corp. to continue to operate as a Canadian carrier could be jeopardized if the Company and Allstream Corp., or any of their subsidiaries fail to comply with the requirements relating to ownership and control. Any issuances of equity securities of the Company to non-Canadians must be in the form of Class B Limited Voting Shares or, if Class A Voting Shares, such Class A Voting Shares must also be issued to Canadian residents in such amounts as are necessary to allow the Company to continue to meet the ownership restrictions. These ownership restrictions may limit the Company's ability to raise equity capital from non-Canadians.

  Further to foreign ownership and control restrictions, Parliament's Industry Committee reported back to the Government and recommended removal of existing restrictions. The Government responded by agreeing with the appropriateness of that recommendation and committed itself to developing options for implementation that reconcile with recommendations of the Heritage Committee concerning the broadcasting industry, by the spring of 2004.

20        Allstream Inc. 2003 Annual Report

(g)
Cash flow and liquidity

  As at December 31, 2003, the Company had cash on hand of $345.7 million and had generated cash from operations of $224.9 million for the nine months ended December 31, 2003. If business conditions change and the Company is not able to achieve its planned levels of revenues and cash flows, there can be no assurance that the Company will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity to finance the operating and capital expenditures. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the Company to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the Company. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the Company.

(h)
Rapid technological changes

  The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse affect on the Company's business, financial condition, results of operations and prospects.

(i)
Allstream/Inukshuk Inc./NR Communications, LLC venture

  In the fourth quarter, Allstream entered into a venture with Inukshuk Internet Inc., a wholly owned subsidiary of Microcell Solutions Inc. ("Inukshuk") and NR Communications, LLC ("NR"). The new venture will build a MCS network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party owns one-third of the new company, which operates as an independent entity.

  During the first phase, which will allow the parties to validate technological and commercial acceptance and to develop the detailed business plan, the Company's commitment to the venture is $5 million in cash. The Company may invest an additional $10 million in cash and $30 million in services upon completion of the initial phase.

  Inukshuk's contribution to the venture will be the transfer of the use of its 60 MHz MCS licensed spectrum, conditional upon Industry Canada's approval. There can be no assurance that Industry Canada will approve the transfer of Inukshuk's 60 MHz of spectrum.

  Rogers Wireless Communications Inc. and Telus Corp. have each filed complaints with Industry Canada requesting that Industry Canada deny approval of the proposed transactions and demand the return of Inukshuk's MCS spectrum licences. The complaint alleges that a transfer of the licence from Inukshuk to the venture entity is a trade in licences or spectrum which is prohibited under Industry Canada's policy guidelines. It is not known how Industry Canada will respond to those complaints.

  Unique Broadband Systems Inc. ("UBS") has made a claim that it has a right of first refusal over the 60 MHz of MCS spectrum to be transferred to the venture entity. While Inukshuk denies any such agreement with UBS, it is unknown how UBS will proceed, if at all, with such claim.

  Allstream has one-third ownership in the venture entity. Pursuant to a Shareholder Agreement between the three shareholders, a number of material issues required unanimous shareholder approval and are beyond the control of Allstream. There can be no assurance that the shareholders will agree upon the future of the venture entity.

Allstream Inc. 2003 Annual Report        21

Critical accounting policies and estimates

Use of estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Company's Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant accounting estimates and assumptions used in the preparation of the consolidated financial statements.

Fair value of assets and liabilities upon application of fresh start accounting

The significant judgement and estimates which input into the determination of the fair value of its assets and liabilities are estimates of future cash flows of the Company's business, discount rate based upon an estimate of the Company's incremental cost of borrowing, terminal values based upon industry comparables and estimated market rates based on third party quotes and stated rates for obligations such as operating leases, rights-of-way supply contracts and customer contracts. These estimates form the basis of the opening balance sheet of the Company as at April 1, 2003 and are not expected to be revised. While other methods of estimation might have been used, the total enterprise value of the Company was estimated with the assistance of independent financial advisors and approved by the court and the Affected Creditors of the Predecessor. Such enterprise value established the value of the net assets of the Company as at April 1, 2003.

Valuation of accounts receivable

In evaluating the collectibility of trade receivables, a number of factors are assessed including the specific customer's ability to meet its financial obligations to the Company, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Based on these assessments, the Company records both specific and general allowances for bad debt to reduce the related receivable to the amount the Company ultimately expects to collect from its customers. If circumstances related to specific customers change or economic conditions worsen such that the Company's past collection experience is no longer relevant, the Company's estimate of the recoverability of our trade receivables could be further reduced from the levels provided in the consolidated financial statements.

22        Allstream Inc. 2003 Annual Report

Pension and other post-retirement benefits

The Company provides a number of retirement benefits, including defined benefit and defined contribution plans, providing pension, other retirement and post-employment benefits to most of its employees.

The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.

A valuation is performed at least every three years to determine the actuarial present value of the accrued pension and other retirement benefit liabilities. The valuation uses management's best estimates assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend, mortality rate and expected average remaining years of service of employees. The Company updates its assumptions with its actuary on an annual basis, or more frequently if events during the year indicate a change may be required.

While the Company believes that these assumptions are appropriate, differences in actual results or changes in assumptions, could affect employee benefit obligations and future pension expense.

Recoverability of property, plant and equipment

Due to the capital-intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the carrying value of the asset and its fair value.

The Company revalued its capital assets to fair value at April 1, 2003 as required by the principles of fresh start accounting. Since April 1, 2003, there have not been any events or circumstances, which in management's judgement require any reassessment of the recoverability of its capital assets.

Asset retirement obligations

Under U.S. GAAP, the fair value of asset retirement obligations is required to be recorded as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. In determining the fair value of an asset retirement obligation, key estimates include the likelihood that the retirement of the assets will be required, the timing and amount of retirement costs and the discount factor applied to arrive at fair value. The estimates of likelihood and the timing and amount of costs are subject to change and the Company will update its assumptions annually or more frequently if events during the year indicate a change may be required.

Valuation of stock option grants

The fair value of stock option grants is based on certain estimates applied to the Black-Scholes option-pricing model, including the expected life of the options, the volatility of the underlying stock, the risk free interest rate and expected dividends. Changes in these estimates could significantly impact the valuation of the options. As the Company's own share price history is insufficient to determine the expected volatility of its stock over the same period as the expected life of the options, the Company considers the volatility of comparable companies over the same approximate period.

Allstream Inc. 2003 Annual Report        23

Tax asset valuation

The Company has deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which will reduce taxable income in the future. The Company assesses the realization of these deferred tax assets periodically to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, the Company determines whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors considered include:

•
future earnings potential determined through the use of internal forecasts;

•
cumulative losses in recent years;

•
history of loss carryforwards and other tax assets expiring;

•
the carryforward period associated with the deferred tax assets; and

•
the nature of the income that can be used to realize the deferred tax assets.

The future profitability and taxable income of the Company and its ability to utilize the Predecessor's loss carryforwards may change the valuation allowance.

Carrier charges

Due to the timing of billings from carriers, it is often necessary to accrue for the cost of telco services received at period end. The Company estimates the required accrued liability based upon estimates of its service usage and contractual terms that underlie the eventual billing and upon historical billings. In addition, in the normal course of business there are discrepancies with other carriers over the charges being billed. The Company reviews these discrepancies on a monthly basis and determines the amount of the provision required, if any.

New accounting standards and recent pronouncements

Hedging relationships

In December 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ("AcG-13"). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on January 1, 2004 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this standard is not expected to have an impact on the consolidated financial statements.

Asset retirement obligations

Effective January 1, 2004, the Company will adopt retroactively with restatement, HB 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Retirement includes the sale, abandonment, recycling or other disposal of an asset but not its temporary idling. The obligations are measured initially at fair value (using the present value of future cash flows discounted at a credit-adjusted risk-free rate of interest) in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, a corresponding asset retirement cost is added to the carrying amount of the related asset. Following the initial recognition of an asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for revisions to the amount or timing of the underlying cash flows needed to settle the obligation. The cost is amortized into income subsequently on the same basis as the related asset. The new standards are consistent with U.S. GAAP requirements under Statement of Financial Accounting Standards ("SFAS") No. 143, except that SFAS No. 143 is effective for U.S. GAAP as of January 1, 2003 (note 21).

24        Allstream Inc. 2003 Annual Report

Variable interest entities

In June 2003, the CICA issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ("VIEs"). VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline is effective on a prospective basis for the Company's 2005 fiscal year. The Company is currently assessing the impact of adoption of AcG-15.

Generally accepted accounting principles

In July 2003, the CICA issued HB 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2004 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

Stock-based compensation

HB 3870 Stock-based Compensation and Other Stock-based Payments, permits the Company to treat employee stock options as capital transactions (the settlement method) until January 1, 2004. Effective on this date, the standard requires that all stock-based compensation payments to both employees and non-employees be accounted for using the fair value method. The Company will apply the new standard retroactively without restatement of prior periods. Consequently, opening deficit as at January 1, 2004 will be increased to reflect the expensing of the fair value of $3.1 million for awards granted on or after April 1, 2003.

Since the Company is following the settlement method, HB 3870 requires pro forma disclosure of net income and per share information as if the Company had accounted for these employee stock options under the fair value method. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options issued during the period for purposes of the pro forma disclosure, which is then allocated to compensation cost on a straight-line basis over the vesting period of the award.

Disclosure of outstanding share data

As of December 31, 2003, there were 937,582 Class A Voting Shares and 18,844,625 Class B Limited Voting Shares issued and outstanding. Class A Voting Shares are convertible, at the option of the holder, at any time, into Class B Limited Voting Shares on a one-for-one basis. Class B Limited Voting Shares are convertible automatically upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Class A Voting Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of partial removal. The Class B Limited Voting Shares are also exchangeable for Class A Voting Shares on a one-for-one basis, at the option of the holder, if the holder submits a Canadian residency declaration and in certain other limited circumstances.

At December 31, 2003, there were 572,220 stock options outstanding. Each option is exercisable into one share of Allstream at a price no less than the closing price of the Shares on the day immediately preceding the grant date and generally vest over three years. Upon exercise, the holder of an option who is a Canadian will receive Class A Voting Shares; otherwise, the holder of the option will receive Class B Limited Voting Shares.

Allstream Inc. 2003 Annual Report        25

Quarterly financial information

	2003
(In thousands of dollars, except per share amounts) (unaudited) Quarters ended
	March 31	*	June 30	September 30	December 31
	(Predecessor)	*	(Successor)	(Successor)	(Successor)
Revenue:
Data	$112,256	*	$105,528	$101,317	$100,600
Local	56,912	*	43,636	53,182	52,249
Internet and IT services	46,179	*	57,475	42,477	41,823
Other	4,111	*	5,376	2,387	2,526

	$219,458	*	$212,015	$199,363	$197,198
Long Distance	133,867	*	124,567	109,908	104,745

Total Revenue	$353,325	*	$336,582	$309,271	$301,943

Service Costs	$216,061	*	$195,663	$169,946	$163,548
Gross Margin	$137,264	*	$140,919	$139,325	$138,395
Gross Margin %	38.8%	*	41.9%	45.0%	45.8%
Selling, General and Administrative Costs ("SG&A")	$70,970	*	$71,817	$73,210	$85,848
Net Income (loss) from operations	$36,491	*	$41,233	$39,747	$29,291
Net Income (Loss)	$229,804	*	$24,382	$24,087	$17,093
Basic earnings (loss) per Share	$2.14	*	$1.23	$1.22	$0.86
Diluted earnings (loss) per Share	$2.14	*	$1.23	$1.21	$0.85
Total Assets	$1,647,183	*	$1,005,466	$1,028,724	$1,067,342
Total Long-term Liabilities	$162,677	*	$173,985	$167,956	$164,375

Supplementary financial information

	2003
(In thousands of dollars, except per share amounts) (unaudited) Quarters ended
	March 31	*	June 30	September 30	December 31
	(Predecessor)	*	(Successor)	(Successor)	(Successor)
Income (loss) from operations	$36,491	*	$41,233	$39,747	$29,291
Add:
Depreciation and amortization	41,625	*	27,869	26,368	23,256
Workforce reduction costs and provision for restructuring	(11,822)	*	—	—	—

EBITDA	$66,294	*	$69,102	$66,115	$52,547

Net Cash generated by (used in) operating activities	$21,659	*	$94,030	$74,601	$57,845
Add/(Subtract):
Changes in non-cash working capital	(32,452)	*	(21,288)	(3,006)	661
Addition to property, plant and equipment	(33,227)	*	(15,794)	(22,483)	(21,384)

Free cash flow	$(44,020)	*	$56,948	$49,112	$37,122

Net income for the three months ended March 31, 2003 of the Predecessor was $229,804 and is primarily the result of foreign exchange gains of $324,076 partially offset by interest expense of $104,566 on the Company's U.S. denominated public debt.

26        Allstream Inc. 2003 Annual Report

Quarterly financial information

	2002
(In thousands of dollars, except per share amounts) (unaudited) Quarters ended
	March 31	June 30	September 30	December 31
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Revenue:
Data	$115,568	$119,459	$110,229	$112,706
Local	59,669	59,708	58,242	57,477
Internet and IT services	48,980	50,210	47,509	48,900
Other	5,313	8,508	7,620	5,252

	$229,530	$237,885	$223,600	$224,335
Long Distance	154,300	146,972	136,261	135,262

Total Revenue	$383,830	$384,857	$359,861	$359,597

Service Costs	$255,169	$251,056	$223,003	$202,721
Gross Margin	$128,661	$133,801	$136,858	$156,876
Gross Margin %	33.5%	34.8%	38.0%	43.6%
Selling, General and Administrative Costs ("SG&A")	$90,636	$83,318	$82,578	$76,471
Net Income (loss) from operations	$(53,001)	$(1,314,346)	$7,605	$19,527
Net Loss	$(157,619)	$(1,353,431)	$(256,839)	$(63,769)
Basic loss per common share	$(1.57)	$(13.45)	$(2.54)	$(0.60)
Diluted loss per common share	$(1.57)	$(13.45)	$(2.54)	$(0.60)
Total Assets	$1,672,045	$1,735,068	$1,672,045	$1,687,700
Total Long-term Liabilities	$4,589,065	$4,707,298	$194,441	$170,765

Supplementary financial information

	2002
(In thousands of dollars, except per share amounts) (unaudited) Quarters ended
	March 31	June 30	September 30	December 31
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Income (loss) from operations	$(53,001)	$(1,314,346)	$7,605	$19,527
Add:
Depreciation and amortization	91,026	91,074	46,675	44,367
Write-down of property, plant and equipment and goodwill	—	1,203,196	—	—
Workforce reduction costs and provision for restructuring	—	70,558	—	16,511

EBITDA	$38,025	$50,482	$54,280	$80,405

Net Cash generated by (used in) operating activities	$(182,782)	$6,434	$(26,644)	$19,676
Add/(Subtract):
Changes in non-cash working capital	156,783	(30,721)	9,497	(42,509)
Addition to property, plant and equipment	(54,843)	(19,265)	(10,844)	(22,422)

Free cash flow	$(80,842)	$(43,552)	$(27,991)	$(45,255)

Allstream Inc. 2003 Annual Report        27

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management's discussion and analysis of financial condition and results of operations